Exhibit 12.2

PACCAR Financial Corp.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PURSUANT TO THE SUPPORT AGREEMENT

BETWEEN THE COMPANY AND PACCAR

(Millions of Dollars)

	Year ended December 31
	2006		2005		2004		2003		2002

FIXED CHARGES
Interest expense	$163.9		$101.2		$67.9		$78.8		$114.7
Facility and equipment rental	2.0		1.9		1.9		1.8		1.8

TOTAL FIXED CHARGES	$165.9		$103.1		$69.8		$80.6		$116.5

EARNINGS
Income before taxes	$136.3		$120.0		$111.4		$78.1		$45.0
Depreciation	79.2		68.3		46.5		29.2		16.3
	215.5		188.3		157.9		107.3		61.3

FIXED CHARGES	165.9		103.1		69.8		80.6		116.5

EARNINGS AS DEFINED	$381.4		$291.4		$227.7		$187.9		$177.8

RATIO OF EARNINGS TO FIXED CHARGES	2.30	x	2.83	x	3.26	x	2.33	x	1.53	x